Exhibit 99.2

Fenbo Holdings Limited

Registered Company No 394572

(the Company)

Proxy Form for Meeting of the Holders of Class A Ordinary Shares

I/We1	________________________________________________________
of	________________________________________________________

being a member/members of the Company and the holder/holders of ______________________________________ (number and class of shares) appoint as my/our proxy [2]
________________________________________________________
of	________________________________________________________

at a meeting of the holders of class A ordinary shares of a par value of US$0.0001 each (the Class A Ordinary Shares) of the Company to be held at Unit J, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong on July 31, 2026 at 10:00 a.m. (local time) and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

Resolution		For	Against	Abstain

1	RESOLVED, as a special resolution of the holders of the Class A Ordinary Shares that, with immediate effect, the voting rights attached to each class B ordinary share of a par value of US$0. 0001 each (the Class B Ordinary Shares) of the Company be increased from twenty (20) votes to two hundred (200) votes on all matters subject to vote at the meeting of the holders of class B ordinary shares and the general meetings of the Company.	☐	☐	☐
2	RESOLVED, as a special resolution of the holders of the Class A Ordinary Shares that, with immediate effect, the Company adopt the amended and restated memorandum and articles of association (the ARM&A) in its entirety and in substitution for and to the exclusion of the currently effective memorandum and articles of association, the form of which is attached to this notice and the accompany proxy statement as Appendix 1 subject to vote at the meeting of the holders of class B ordinary shares and the general meetings of the Company.	☐	☐	☐

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write “The chairperson” without inserting an address.

Dated ______________ 2026

Executed by:
_________________________

Signature of shareholder Name of Authorised Officer/Attorney: ________________________[3]

3 To be completed if the shareholder is a corporation – please insert name of authorised officer/attorney signing on behalf of the corporate shareholder.